UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

KEY TECHNOLOGY, Inc.

(Name of Subject Company (Issuer))

CASCADE MERGER SUB, Inc.

(Offeror)

DURAVANT LLC

(Parent of Offeror)

WARBURG PINCUS PRIVATE EQUITY XII, L.P.

WARBURG PINCUS PRIVATE EQUITY XII-B, L.P.

WARBURG PINCUS PRIVATE EQUITY XII-D, L.P.

WARBURG PINCUS PRIVATE EQUITY XII-E, L.P.

WP XII Partners, L.P.

WARBURG PINCUS XII Partners, L.P.

(Other Person)

(Names of Filing Persons (identifying status as Offeror, Issuer or Other Person))

Common stock, no par value

(Title of Class of Securities)

493143101

(CUSIP Number of Class of Securities)

Craig Reuther

Duravant LLC

3500 Lacey Road, Suite 290, Downers Grove, IL 60515

Tel: (630) 635-3913

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

James Langston

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

(212) 225-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
N/A*	N/A*

* A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of the tender offer.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: N/A Form or Registration No: N/A	Filing Party: N/A Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This filing relates solely to preliminary communications made before the commencement of a tender offer by Cascade Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of Duravant LLC, a Delaware limited liability company (“Duravant”), to acquire all of the outstanding shares of common stock of Key Technology, Inc., an Oregon corporation (“Key Technology”), at a price per share of $26.75, net to the seller in cash, without interest and subject to any withholding of taxes, pursuant to an Agreement and Plan of Merger, dated as of January 25, 2018, by and among Key Technology, Duravant and Merger Sub.

Additional Information

The tender offer described in this document has not yet commenced. This document is provided for informational purposes only and does not constitute an offer to purchase or the solicitation of an offer to sell any securities. At the time the tender offer is commenced, Merger Sub intends to file with the Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO containing an offer to purchase, a form of letter of transmittal and other documents relating to the tender offer, and Key Technology intends to file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Merger Sub and Key Technology intend to mail these documents to the Key Technology shareholders. Investors and shareholders should read those filings carefully as they contain important information about the tender offer. Those documents may be obtained without charge at the SEC’s website at www.sec.gov. The offer to purchase and related materials may also be obtained (when available) for free by contacting the information agent for the tender offer.

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking information related to Duravant, Key Technology and the proposed acquisition of Key Technology by Duravant that involves substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Forward-looking statements in this document include, among other things, statements about the potential benefits of the proposed acquisition, anticipated earnings accretion and growth rates, Duravant’s and Key Technology’s plans, objectives, expectations and intentions, the financial condition, results of operations and business of Duravant and Key Technology, Duravant’s and Key Technology’s products, and the anticipated timing of closing of the acquisition. Risks and uncertainties include, among other things, risks related to the satisfaction of the conditions to closing the acquisition (including the failure to obtain necessary regulatory approvals) in the anticipated timeframe or at all, including uncertainties as to how many of Key Technology’s shareholders will tender their shares in the tender offer and the possibility that the acquisition does not close; risks relating to the possibility that a competing proposal will be made; risks related to the ability to realize the anticipated benefits of the acquisition, including the possibility that the expected benefits from the proposed acquisition will not be realized or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the transaction making it more difficult to maintain business and operational relationships; significant transaction costs; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed acquisition; other business effects, including the effects of industry, market, economic, political or regulatory conditions; future exchange and interest rates; changes in tax and other laws, regulations, rates and policies; future business combinations or disposals; competitive developments; and other risks and uncertainties discussed in Key Technology’s filings with the SEC, including the “Risk Factors” and “Information Concerning Forward-Looking Statements” sections of Key Technology’s most recent annual report on Form 10-K. You can obtain copies of Key Technology’s filings with the SEC for free at the SEC’s website (www.sec.gov). Other factors that may cause actual results to differ materially include those that will be set forth in the Tender Offer Statement on Schedule TO, the Solicitation/Recommendation Statement on Schedule 14D-9 and other tender offer documents filed by Merger Sub and Key Technology. All forward-looking statements in this announcement are qualified in their entirety by this cautionary statement.

Many of these factors are beyond Duravant’s and Key Technology’s control. Unless otherwise required by applicable law, Duravant and Key Technology disclaim any intention or obligation to update forward-looking statements contained in this document as the result of new information or future events or developments.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release, dated January 25, 2018
99.2	Letter from Duravant President & CEO to Duravant Employees, dated January 25, 2018
99.3	Letter from Duravant President & CEO to Key Technology Employees, dated January 25, 2018
99.4	Overview of Duravant Presentation to Key Technology Employees, dated January 25, 2018
99.5	Tweet from January 25, 2018 by Duravant (@Duravant)
99.6	LinkedIn posting from January 25, 2018 by Duravant
99.7	Facebook posting from January 25, 2018 by Duravant